Exhibit 3

Crest Financial Sends Letter to Mount Kellett about Clearwire and Sprint

HOUSTON, Nov. 6, 2012 – Today, Crest Financial Limited, an investment firm based in Houston, sent a letter to Mount Kellett Capital Management LP regarding issues related to the rights and economic position of the minority shareholders of Clearwire Corporation (NASDAQ: CLWR) in light of Clearwire’s relationship with Sprint Nextel Corporation (NYSE: S) and Clearwire’s liquidity issues related to the Clearwire’s build-out program. The text of the letter is as follows:

CREST FINANCIAL LIMITED

6800 JPMorgan Chase Tower

600 Travis, Suite 6800

Houston, TX 77002

Tel: (713) 222-6900

Fax: (713) 222-1614

November 6, 2012

VIA FACSIMILE AND COURIER

Mr. Jonathan Fiorello

Chief Operating Officer

Mount Kellett Capital Management LLP

623Fifth Avenue

18th Floor

New York, New York 10022

Dear Mr. Fiorello:

Crest Financial Limited (“Crest”), a Houston-based investment company, is a long-term investor in Clearwire Corporation (the “Company”). Crest, with its affiliates, currently owns 45,756,898 Class A shares of the Company, or approximately 6.62 percent of the Company’s outstanding Class A stock.

Mr. Jonathan Fiorello

November 6, 2012

We have read the November 1, 2012 letter that you sent to the Company. Crest also has been monitoring the recent developments associated with the Plan of Merger and Agreement (“Merger Agreement”) between Sprint Nextel Corporation (“Sprint”), the Company’s dominant shareholder, and Softbank Corporation (“Softbank”). It appears that the Softbank-Sprint merger may not be in the Company’s best interest and may threaten the interests of the Company’s minority shareholders. Your letter expressed many of the concerns we have in this regard, and we commend you for sending it.

By way of background, Crest and its affiliates have a long history of investing in the spectrum that Clearwire currently holds. In 1996, the FCC awarded to Digital & Wireless, a Crest affiliate, licenses providing rights to frequencies in 19 markets in a BTA auction. In June of 2004, Clearwire Corporation, then still a privately-held corporation, acquired these licenses from Digital & Wireless. As part of the consideration for this sale, Crest received a significant number of Clearwire Corporation shares. Since that sale, Crest and its affiliates have continued to purchase shares in Clearwire, thus evidencing our belief in the value of Clearwire’s assets and, just as important, Clearwire’s business plan for monetizing these assets.

Unfortunately, the Company finds itself with insufficient capital to build out its facilities to realize the full value of the spectrum capacity that it holds. Like you, Crest would expect that, if the members of the Company’s Board were intent on discharging their fiduciary duties, they would take immediate action to bolster the Company’s liquidity.

In addition to the sale of excess spectrum that you proposed in your letter, Crest believes that immediate steps to raise capital through the offering and sale of additional common shares would be among the steps a board of directors, acting in the best interests of all shareholders, would pursue. Proceeds from such an offering, together with proceeds from the sale of a portion of the Company’s excess spectrum to a third party or parties, would ensure a successful build-out of the Company’s network and bolster the Company’s position as it renegotiates the lease of its spectrum to Sprint. And the additional and immediate network investment facilitated by a successful share offering would likely increase the value of Clearwire’s assets and thus the sale price for any excess spectrum.

It is Crest’s view that this sale of additional shares can be done quickly and successfully for the good of the Company, its shareholders and the public at large. Indeed, Crest would consider participating in such an offering.

There are a number of reasons why a public offering and sale of shares, in addition to the sale of its excess spectrum, should be pursued. First, the value of the Company’s assets, which the Softbank-Sprint proposal and the Company’s own disclosures confirm, would easily support such an offering. Second, the proceeds from the sale of shares would provide the Company with the capital necessary to push ahead with its build-out strategy during the period it is working to complete its sale of excess spectrum. Third, raising capital from investors other than the dominant shareholder, or at least pro rata with it, would prevent what has amounted to a creeping tender offer that Sprint has said is its intention with regard to the Company – to wit, the buying of shares of strategic investors whenever it gets a chance. Finally, the Company has recently experienced success in raising capital, specifically through sales of its common shares to the public utilizing its Sales Agreement with Cantor Fitzgerald & Company. There is no reason why these efforts should not continue. Indeed, it is unclear why the Company abruptly ended that arrangement near the end of July notwithstanding the success CF&Co. experienced in selling the Company’s common shares under that arrangement.

Mr. Jonathan Fiorello

November 6, 2012

Crest also is concerned that recent actions (or inactions) of the Company’s Board may not be in the best interests of either the Company or its minority shareholders. Like you, we also expect that the members of the Company’s Board will continue to perform the fiduciary duties that each owes to the Company and its shareholders. Crest is concerned that Softbank and Sprint are positioning themselves to obtain the exclusive benefit from the Company’s valuable spectrum and assets through the Merger Agreement at the expense and to the detriment of the Company and its minority shareholders. While Sprint acquired enough shares to further cement its control of the Company (50.8%) just days after the Merger Agreement was announced, Sprint and Softbank have stated publicly that their transaction “does not require Sprint to take any actions involving Clearwire other than those set forth in agreements Sprint has previously entered into with Clearwire and certain of its shareholders.” Odder still is the value placed on the shares purchased by Sprint in that transaction: $2.00 per share of Class A stock and $13.98 per share of Class B stock. The Class A shares were valued at their original price. But the Class B shares received a significant premium; Class B shares were issued at $7.33 per share. We think this higher valuation for the Class B shares is intended to unfairly benefit Class B shareholders and at the expense of Class A shareholders, including Crest and you.

In light of this, Crest believes that compliance with its fiduciary duties under these circumstances would require a properly functioning Board to take a variety of actions to mitigate the danger of Sprint improperly using its status as the controlling shareholder to oppress the rights and economic position of minority shareholders. For example, it could assess the impact on the Company and its public shareholders of the Softbank-Sprint merger as well as subsequent events and public statements, review all other dealings with Sprint, and establish defensive measures to enhance the ability of independent directors to ensure full value for minority shareholders. One area of inquiry could be the Equityholders Agreement of 2008 and, specifically, the standstill agreement that prohibits Sprint from “any direct or indirect acquisition of any Common Stock.” The standstill agreement contains an exception to protect minority shareholders—namely, that Sprint can only make an offer for 100 percent of the Company’s shares, and only if the offer is approved by independent, unaffiliated members of the Company’s Board and by a majority of minority voting shares.

Any or all of these steps would strengthen the Board’s ability to prevent any future offer by Sprint to purchase the Company or its assets at a distressed or undervalued price.

From day one, Crest has seen its investment in the Company as a way to facilitate the completion of a world-class network that could challenge the extant duopoly in the wireless communications industry, bring real competition and innovation to the marketplace, and benefit consumers of mobile telecommunications. These goals, which we are sure will be the focus of the Federal Communications Commission’s approval process, can be achieved only if the Company’s spectrum and assets are managed for the benefit of all stakeholders and not just for shareholders with temporary or untoward advantage and dominance.

Mr. Jonathan Fiorello

November 6, 2012

We believe that, properly managed, the Softbank-Sprint merger proposal presents an opportunity to benefit not only the interests of all shareholders, but also the public interest. Improperly managed, the merger could harm minority shareholders and the public at large. Crest will continue to monitor the Company’s progress and is eager to engage the Company on any relevant matters.

Thank you.

Sincerely yours,

/s/ David K. Schumacher
David K. Schumacher
General Counsel
Crest Financial Limited

Media Contact:

Jeffrey Birnbaum

BGR Public Relations

202-333-4936

jbirnbaum@bgrpr.com

Jeffrey Birnbaum

President

BGR Public Relations

202-661-6367